Exhibit 3.7

AMENDMENT NO. 3 TO

AMENDED AND RESTATED BYLAWS

OF AUTOBYTEL INC.

Section 3.03 of Article III of the Amended and Restated Bylaws of Autobytel Inc. is hereby amended in its entirety to read as follows:

“Section 3.03 ELECTION OF DIRECTORS. The directors shall be elected by the stockholders of the Corporation, and at each election the persons receiving the greatest number of votes, up to the number of directors then to be elected, shall be the persons then elected. The election of directors is subject to any provisions contained in the Certificate of Incorporation relating thereto, including any provisions for a classified board.

Except as provided in Sections 3.04 and 3.05 of these Bylaws, at each annual meeting of stockholders, the successor nominee directors to the directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.